JPMORGAN TRUST IV

390 MADISON AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 6, 2026

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”), on behalf of the JPMorgan Smart Retirement 2070 Fund and JPMorgan SmartRetirement Blend 2070 Fund (the “Funds”)

File Nos. 333-208312; 811-23117

Post-Effective Amendment No. 151

Dear Mr. Zapata:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on January 12, 2026, with respect to the filing made on November 24, 2025, related to the Funds. Our responses to your comments are set forth below. Except as otherwise noted, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

PROSPECTUS

Fees and Expenses of the Fund

1.

Comment: As it relates to the JPMorgan SmartRetirement 2070 Fund and the second footnote to the annual fund operating expenses table, please confirm that the fee waiver will be in effect from one year after the effectiveness of the registration statement.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the effective date of the registration statement.

What are the Fund’s main investment strategies?

2.

Comment: As it relates to the JPMorgan SmartRetirement 2070 Fund, the third paragraph of the Fund’s main investment strategy disclosure states “[i]n selecting underlying funds, the adviser expects to select J.P. Morgan Funds without considering or canvassing the universe of unaffiliated underlying funds available, even though there may (or may not) be one or more unaffiliated underlying funds that investors might regard as more attractive for the Fund or that have superior returns. For actively managed underlying funds, the adviser limits its selection to J.P. Morgan Funds. For passive underlying funds, the adviser expects to use J.P. Morgan passive ETFs unless the investment is not available.” Please clarify the distinction between the JPMorgan SmartRetirement 2070 Fund and the JPMorgan SmartRetirement Blend 2070 Fund vis-a-vi active and passive fund investments and confirm the Staff’s understanding that the JPMorgan SmartRetirement Blend 2070 Fund invests in active and passive funds while the JPMorgan SmartRetirement 2070 Fund invests only in passive funds. Make any necessary adjustments to references to actively managed funds throughout the registration statement.

Response: The SmartRetirement 2070 Fund, like all SmartRetirement Funds, invests in actively managed JPMorgan mutual funds and ETFs while the SmartRetirement Blend Funds invest in both actively managed JPMorgan mutual funds and ETFs and passively managed ETFs (hence the name Blend, where active and passive underlying funds are blended together). Therefore, the Funds believe the disclosure is applicable and accurate as written.

STATEMENT OF ADDITIONAL INFORMATION

3.

Comment: As it relates to the JPMorgan SmartRetirement Blend 2070 Fund, the “Investment Policies” section of the statement of additional information has a sub-header for “Non-Fundamental Investment Policies”, however, there are no non-fundamental investment policies listed. Please clarify whether the Fund has no non-fundamental investment policies or whether they may be added in the future.

Response: The paragraph formatting for the “Investment Policies - Non-Fundamental Investment Policies” section of the JPMorgan SmartRetirement Blend 2070 Fund statement of additional information was slightly different than that of the JPMorgan SmartRetirement 2070 Fund, and the last sentence notes that the Fund may not purchase or sell interests in oil, gas or mineral leases rather than presenting in a numbered format. We will update the section formatting to match that of the JPMorgan SmartRetirement 2070 Fund for clarity.

PART C

4.	Comment: Please identify the Principal Accounting Office or Controller on the signature page of Part C as required by Section 6(a) of the 1933 Act.

Response: The signature page specifies that Timothy Clemens signed the Registration Statement in his capacity as the Trust’s Treasurer and Principal Financial Officer. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions.” We believe that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Mr. Clemens’ official title of “Treasurer” and “Principal Financial Officer.” Accordingly, we do not

believe it is necessary to modify his title on the signature page.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (602) 383-1747 or email her at erika.k.messbarger@jpmchase.com.

Sincerely,

/s/ Erika K. Messbarger
Erika K. Messbarger
Assistant Secretary

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